PORTSMOUTH SQUARE, INC.

12121 Wilshire Blvd., Suite 610

Los Angeles, California 90025

Telephone (310) 889-2500 ● Facsimile (310) 889-2525

October 8, 2019

Isaac Esquivel

Robert Telewicz

Division of Corporation Finance

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Comment Letter dated September 26, 2019
Form 10-K for the Fiscal Year Ended June 30, 2019
File No. 000-04057

Gentlepersons:

The purpose of this letter is to respond to your above referenced comment letter. For ease of review, we have replicated your comments in bold, and our response to each comment is set forth below each comment.

Form 10-K for the Fiscal Year Ended June 30, 2019

Item 9A. Controls and Procedures.

Management’s Report On Internal Control Over Financial Reporting, page 50

1.	Please clarify for us whether your internal control over financial reporting was effective or ineffective as of June 30, 2019. In your response, please tell us the status of the material weakness identified in your report as of June 30, 2019.

We are clarifying that our internal control over financial reporting was effective as of June 30, 2019. As noted in our filing, in Item 9A, “[a]s of June 30, 2019, management concludes that the material weakness has been remediated by its active engagement in the provision preparation process and will continue to enhance its controls over the preparation of its tax provision.”

2.	We note your statement that management’s report on internal controls over financial reporting “shall not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filings of the Company, whether made before or after the date hereof regardless of any general incorporation language in such filing.” This statement appears to have been made in reliance on Item 308T of Regulation S-K, a special temporary provision that is no longer in effect. Refer to SEC Release No. 33-9142, including footnote 15. Please confirm that the company will not include the statement in future filings.

We confirm that the Company will not include this statement in any future filings.

Thank you very much for your consideration in this matter and ask that you contact the undersigned or our counsel, Jolie Kahn, Esq. at (516) 217-6379 with any further questions regarding the foregoing.

Very truly yours,

/s/ Danfeng Xu
Danfeng Xu
Controller

12121 Wilshire Boulevard, Suite 610, Los Angeles, CA 90025

Telephone (310) 889-2500 Facsimile (310) 889-2525